FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:         April, 2003

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 16th day of April, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN EXPANDS NATIONAL BROKER
AGREEMENT WITH ACOSTA CANADA
Partnering with a national leader in sales and marketing solutions

VANCOUVER, B.C., April 15, 2003 — Clearly Canadian Beverage Corporation (“Clearly Canadian”) (TSE:CLV; OTCBB:CCBC) today announced the expansion of its broker agreement with Acosta Canada Corporation (“Acosta”), a national leader in sales and marketing solutions. As part of the agreement, the companies have agreed that Acosta will now provide its selling, merchandising, marketing, and promotional services for Clearly Canadian brands in the Western Canada selling region.

Effective immediately, Acosta will be selling and promoting three of Clearly Canadian’s best selling brands — Clearly Canadian® Sparkling Flavoured Water, Clearly Canadian O+2® oxygen enhanced water beverage and Reebok Vitamin + Mineral Supplement — throughout Canada.

Since May 2002, Acosta has been brokering Clearly Canadian’s products in the provinces of Ontario, Quebec, Newfoundland, Nova Scotia, New Brunswick and Prince Edward Island. With this expanded broker agreement, Acosta will now provide its selling, merchandising, marketing, and promotional services for Clearly Canadian brands across Canada.

“Partnering with a leading full-service sales and marketing agency such as Acosta will allow Clearly Canadian to sell our products more effectively and competitively in the important Western Canada selling region,” said Douglas Mason, President and CEO of Clearly Canadian Beverage Corporation.

“We are extremely pleased with how our relationship with Clearly Canadian has developed. With our expanded role into Western Canada, we can now apply our full range of selling, merchandising, marketing, and promotional services to Clearly Canadian’s award winning line of alternative beverages and products from coast to coast across Canada. We look forward to building on our successes with them and to presenting the exciting brand marketing initiatives they have planned for 2003,” said Peter Singer, President of Acosta Canada.

About Acosta
Based in Woodbridge, Ontario, Acosta Canada Corporation is a wholly owned subsidiary of Acosta, Inc. of Jacksonville, Florida. Acosta, Inc. provides outsourced sales and marketing services to manufacturers of food and other consumer packaged goods around the world. Acosta, Inc. has offices located throughout the United States and internationally.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone®, which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company’s expectations regarding the Company’s brokerage arrangements with Acosta and the anticipated benefits of these arrangements on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

(signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, manufacture, distribute and market CLEARLY CANADIAN®, CLEARLY CANADIAN O+2®, TRE LIMONE® and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd.

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN REPORTS A CHANGE IN PRESENTATION FOR
2002 YEAR END BALANCE SHEET

VANCOUVER, B.C., April 16, 2003 — Further to the March 20, 2003 news release from Clearly Canadian Beverage Corporation (TSE:CLV; OTCBB:CCBC), the Company today reported that it has made a change in presentation for its 2002 year end balance sheet to reflect an alternative approach for reporting the Convertible debenture under Current liabilities, as provided for in Section 3860.29 of the Canadian Institute of Chartered Accountants Handbook. The attached Consolidated Balance Sheet for the years ending December 31, 2002 and 2001 reflects this change in presentation.

Additional information on Clearly Canadian Beverage Corporation may be obtained by visiting the Company web site at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

(signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, manufacture, distribute and market CLEARLY CANADIAN®, CLEARLY CANADIAN O+2®, TRE LIMONE® and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd.

Clearly Canadian Beverage Corporation
Consolidated Balance Sheet
As At December 31, 2002 and 2001

(Stated in Thousands of United States Dollars)	(Unaudited)	(Unaudited)	(Unaudited)

	Revised Presentation 2002	Previously Reported 2002	2001

ASSETS
Current
Cash and cash equivalents	$ --	--	226
Accounts receivable	1,191	1,191	2,334
Inventories	2,439	2,439	2,304
Assets held for sale	935	935	--
Prepaid expenses, deposits and other assets	271	271	111

	4,836	4,836	4,975

Long-term investments	88	88	152
Distribution rights	1,913	1,913	1,913
Property, plant and equipment	3,042	3,042	6,083
Assets held for sale	462	462	3,895
Prepaid management contracts	306	306	--

	$ 10,647	10,647	17,018

LIABILITIES
Current
Bank indebtedness	$ 702	702	--
Accounts payable and accrued liabilities	3,578	3,578	5,130
Current portion of long term debt	116	116	347
Convertible debenture	416	231	--

	4,812	4,627	5,477
Long-term debt	1,112	1,112	3,252

	5,924	5,739	8,729

SHAREHOLDERS' EQUITY
Share Capital
Issued 7,043,682 (2001 - 7,013,682)
Outstanding 6,670,682 (2001 - 6,640,682)	58,237	58,237	58,208
Warrants 1,500,240 (2001 - 692,740)	415	530	423

Equity component of convertible debenture	26	96	--
Cumulative translation adjustment	(1,388)	(1,388)	(1,358)
Deficit	(52,567)	(52,567)	(48,984)

	4,723	4,908	8,289

	$ 10,647	10,647	17,018